June 24, 2025

Karen Hartje
Chief Financial Officer
Sezzle Inc.
700 Nicollet Mall
Suite 640
Minneapolis, MN 55402

       Re: Sezzle Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41781
Dear Karen Hartje:

       We have reviewed your June 12, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 30,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Seasonality, page 52

1. We note your response to comment 1. Please confirm you will revise your disclosure to clarify the information provided in your response.
 June 24, 2025
Page 2
Results of Operations
Total Revenue, page 56

2. We note your response to comment 2. You state you will consider quantifying the extent to which changes in revenue are attributable to changes in price, volume, or the introduction of new products or services if meaningful to users of your financial statements and to the extent possible. Please confirm you will revise to provide such disclosures as required by Item 303(b)(2)(iii) of Regulation S-K. In addition, we believe you should make it easy for investors to obtain quantified impacts of factors by stating them in absolute dollars.
Provision for Credit Losses, page 58

3. We note your response to comment 3 and the expectations in the last half of the last paragraph of your response. We are unable to locate such expectations in your filing.
       Please advise.
Consolidated Statements of Operations and Comprehensive Income, page 67

4. We note your response to comment 5. You disclose on page 55 that you "incur interest expense on a continuous basis as a result of draws on our revolving line
       of credit to fund consumer notes receivable as well as our Delayed Settlement
       Incentive Program Further," and on page 75 your "primary source of funding consumer receivables is through a secured line of credit." It appears interest expense is the funding cost of your operations and is directly related to the generation of revenues. Please explain your basis for not classifying interest expense related to funding consumer receivables as a funding cost in operating expenses, or revise your presentation in the statement of operations and comprehensive income accordingly.
       Refer to SAB Topic 11.K.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services